
March 12, 2014

<u>Via E-mail</u>
Mr. Kyle Wescoat
Chief Financial Officer
Emulex Corporation
3333 Susan Street
Costa Mesa, CA 92626

   Re: **Emulex Corporation**
       Form 10-K for the Fiscal Year Ended June 30, 2013
       Filed August 29, 2013
       File No. 001-31353

Dear Mr. Wescoat:

   We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 30, 2013</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Product Redesign Activities and Potential Royalty Obligations, page 35</u>

1. You disclose that on April 3, 2012 the court issued a permanent injunction with respect to both the '150 and the '691 patents that includes: a description of the prohibited activities, contains sunset provisions, limits the territory to allow sales of products that are manufactured outside of the US to customers located outside US, as well as other matters. It is not clear to us what impact this permanent injunction may have on the company's sales to customers and future revenue. Please tell us the following and how you considered disclosing this information to provide investors with a better understanding of

the terms of the agreements and how they will impact the company's future revenue. We refer to you Section III.B of SEC Release No. 33-8350.

- To the extent possible, quantify the potential impact of these prohibited activities and the sunset provisions on future revenue.
- If you are unable to reasonably estimate the potential impact of the settlement and injunction on future revenue, tell us how material the amount of revenue generated by the affected products has been in the past and the extent to which the sunset provisions, redesign, or other efforts would limit the impact of lost revenue going forward.

2.   You disclose that additional engineering and development costs will be expensed for activities to redesign, design around, modify, design, develop, test and requalify certain of your affected products during the sunset period, as well as other costs. You also note that there will be additional sales and marketing costs as well as general and administrative costs related to this matter. Please quantify for us and disclose in future filings, if material, the amount of these expenses you expect to incur as it appears these are different than the expected incremental mitigation and royalty obligation expenses you disclose. We refer to you Section III.B of SEC Release No. 33-8350.

Results of Operations for Emulex Corporation and Subsidiaries

Fiscal 2013 versus Fiscal 2012, page 36

3.   We note your disclosure that part of the decrease in revenue was due to restrictions on product shipments under the 2012 Permanent Injunction that have impeded your ability to sell to new customers. Please tell us the amount of the decrease in revenue to which this contributed and include such quantified amounts in future filings to the extent it had a material impact. We refer to you Section III.B of SEC Release No. 33-8350.

Critical Accounting Policies

Goodwill, page 48

4.   We note on page 49 that you disclose that your recent impairment test indicated that the networking reporting unit's fair value exceeded its carrying value. Please tell us the percentage in which the fair value of this reporting unit exceeded its carrying value. As noted in our comment letter dated December 24, 2009, to the extent that a reporting unit's fair value is not <u>substantially</u> in excess of the carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please disclose the following:

- the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test; and

- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value

If you have determined that the estimated fair value substantially exceeds the carrying value for any of your reporting units, please disclose this determination. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 2. Business Combinations

Acquisition of Endace Limited, page 73

5.   Please tell us how you determined the significance of this acquisition and whether you were required to file historical financial statements for Endace Limited and related pro forma financial information pursuant to Rule 3-05 and Article 11 of Regulation S-X. As part of your response, please provide us with the results of the significance tests under Rule 1-02(w) of Regulation S-X.

Note 11. Income Taxes, page 90

6.   We note your disclosure on page 92 that you are currently under audit by various international taxing authorities. Please tell us how you considered disclosing the tax years that remain subject to examination by foreign tax jurisdictions. We refer you to ASC 740-10-50-15(e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief